SEC file number 0-21782

02047599

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 22 July 2002

P M GILLARD
SECRETARY

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

INDEPENDENT REPORTER CONFIRMS CNIFP TRANSACTION IS FAIR & REASONABLE

Auckland, 22 July 2002 – Fletcher Challenge Forests today advised that independent reporter, Grant Samuel & Associates Limited, had confirmed that in Grant Samuel's opinion the Company's proposed acquisition of the assets of the Central North Island Forest Partnership (CNIFP), and associated arrangements involving SEAWI and Rubicon Limited, were fair and reasonable.

Grant Samuel had been commissioned by the Company to review the proposed transaction for the purposes of the Listing Rules of the New Zealand and Australian Stock Exchanges, and under the New Zealand Takeovers Code.

A Special Meeting of shareholders has been called for Tuesday, 13 August 2002 to consider the CNIFP transaction.

A full copy of Grant Samuel's report will accompany the Notice of Meeting and Explanatory Memorandum, to be despatched to shareholders on or about Monday 22 July.

Ends

To: BUSINESS EDITOR

Fax: AUTO

From: Paul Gillard
Company Secretary
FLETCHER CHALLENGE FORESTS

Telephone: 64-9-571 9846
Mobile: 0274 320 310
Fax: 64-9-571 9872